SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period November 23, 2006 to November 29, 2006
PENGROWTH ENERGY TRUST
2900, 240 - 4th Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
(address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F ☐            Form 40-F ☑
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.
Yes ☐            No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                    ]

DOCUMENTS FURNISHED HEREUNDER:
1.	Press Release announcing $1.0375 billion acquisition of Canadian Oil and Natural Gas Properties

2.	Press Release announcing Equity Financing Deal

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST
by its administrator PENGROWTH CORPORATION

November 29, 2006	By:	/s/ Gordon M. Anderson
Name: Gordon M. Anderson
Title: Vice President

NEWS RELEASE

Attention:	Financial Editors	Stock Symbol:	(PGF.UN) - TSX;
(PGH) - NYSE
PENGROWTH ENERGY TRUST ANNOUNCES EQUITY FINANCING DEAL
(Calgary November 29, 2006) /CCN Matthews/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust, (collectively, “Pengrowth”) is pleased to announce that it has commenced a marketed offering of approximately 20 million trust units through a syndicate of underwriters led by RBC Capital Markets. Pengrowth also intends to grant to the underwriters an option exercisable for a period ending 30 days after the date of closing, to purchase up to an additional 15 percent of that number of trust units issued on the date of closing at a price equal to the offering price to cover over-allotments and for market stabilization purposes.
This equity offering will be made pursuant to Pengrowth’s short form base shelf prospectus dated September 15, 2006. In order to qualify the issue and sale of the trust units, a prospectus supplement will be filed with Canadian securities regulatory authorities in all Canadian provinces and with the United States Securities and Exchange Commission.
This offering is intended to finance a portion of the purchase price of Pengrowth’s recently announced acquisition of Canadian oil and natural gas producing properties and undeveloped lands from ConocoPhillips, for a purchase price of $1.0375 billion, subject to customary adjustments.
Conference Call and Audio Webcast
The management of Pengrowth will host a conference call to discuss the acquisition on Wednesday, November 29, 2006, beginning at 2:30 pm Mountain Time (4:30 pm Eastern Time). To participate, please call (416) 644-3425 or toll-free at 1-800-732-6179. The call will also be webcast, to listen via the internet please go to the “Webcast and Multimedia” section of Pengrowth’s website at www.pengrowth.com. The call will also be recorded and available for review from Wednesday November 29, 2006 to Wednesday December 6, 2006 by calling (416) 640-1917 or toll-free at 1-877-289-8525 and entering the passcode 21211411#.
Pengrowth Energy Trust is one of the larger energy royalty trusts in North America. Trust units trade on the Toronto Stock Exchange (PGF.UN) and the New York Stock Exchange (PGH). Through the purchase of trust units, unitholders participate in the ownership of a large portfolio of crude oil and natural gas properties, receiving the net cash flow (after expenses and other withholdings), paid monthly, as the oil and gas reserves are produced. Pengrowth’s existing property portfolio is one of the strongest in the energy trust sector with a proved plus probable reserve life index of 10.6 years and a reserve base of 219.4 million boe at December 31, 2005. Pengrowth’s assets are characterized by low decline rates and high development potential allowing for stable production.
PENGROWTH CORPORATION
James S. Kinnear, Chairman, President and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051
Investor Relations, Toronto, Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191
Media and government calls can be directed to Shawn Howard, Director, Public & Government Affairs, Telephone: (403) 266-8355,
E-mail: shawn.howard@pengrowth.com
Advisory:
This news release shall not constitute an offer to sell or the solicitation of an offer to buy Pengrowth trust units, nor shall there be any sale of Pengrowth trust units in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
You may obtain a copy of the prospectus relating to this offering from RBC Capital Markets, c/o RBC Dominion Securities, 277 Front Street West, 5th Floor, Toronto, Ontario M5V 2X4 telephone (416) 842-5349 Attention Simon Yeung.
Caution Regarding Engineering Terms:
When used herein, the term “boe” means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
The U.S. Securities and Exchange Commission (“SEC”) permits United States oil and natural gas companies, in their filings therewith, to disclose only proved reserves net of royalties and interests of others that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Canadian securities laws permit oil and natural gas companies, in their filings with Canadian securities regulators, to disclose reserves prior to the deduction of royalties and interests of others, and to disclose probable reserves. Probable reserves are of a higher risk and are generally believed to be less likely to be recovered than proved reserves. Certain reserve information included in the documents incorporated by reference to describe our reserves, such as “probable” reserve information, is prohibited in filings with the SEC by U.S. oil and natural gas companies.

Caution Regarding Forward Looking Information:
This press release contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of the Ontario Securities Act and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect to: benefits of the Carson Creek acquisition and the strategic business combination with Esprit, synergies, business strategy and strengths, acquisition criteria, capital expenditures, reserves, reserve life indices, estimated production, remaining producing reserve lives, and development plans and programs. Statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; compliance with environmental laws and regulations; changes in tax laws; the failure to qualify as a mutual fund trust; and Pengrowth’s ability to access external sources of debt and equity capital. Further information regarding these factors may be found under the heading “Business Risks” in our management’s discussion and analysis for the year ended December 31, 2005 and under “Risk Factors” in our Annual Information Form dated March 29, 2006.
The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to up-date publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN)- TSX;
(PGH)- NYSE
PENGROWTH ENERGY TRUST ANNOUNCES $1.0375 BILLION ACQUISITION OF
CANADIAN OIL AND NATURAL GAS PROPERTIES
(Calgary November 29, 2006) /CCN Matthews/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust, (collectively, “Pengrowth”) is pleased to announce that it has entered into a definitive agreement to acquire Canadian oil and natural gas producing properties and undeveloped lands (the “CP Properties”) through the acquisition of the shares of four subsidiaries of Burlington Resources Limited, a subsidiary of ConocoPhillips, for a purchase price of $1.0375 billion, subject to customary adjustments.
The CP Properties are high working interest, largely operated interests, similar to those that Pengrowth has extensive experience in managing. These properties currently produce approximately 21,625 barrels of oil equivalent (boe) per day (before royalties), comprised of 42 percent crude oil, 52 percent natural gas and six percent natural gas liquids. The transaction is expected to be strongly accretive to the unitholders of Pengrowth on a per unit basis in terms of distributable cash flow, production and reserves.
Based upon an independent evaluation by GLJ Petroleum Consultants Ltd. (GLJ) dated November 1, 2006, the CP Properties have proved plus probable reserves of 65.8 million boe and proved reserves of 51.4 million boe (on a company interest before royalties basis using escalated prices). The purchase price of $1.0375 billion represents attractive transaction metrics of $47,975 per boe per day based on current levels of production, $15.77 per boe of proved plus probable reserves and $20.17 per boe of proved reserves.
The CP Properties are expected to provide Pengrowth with a wide range of opportunities to add value through effective deployment of capital, including opportunities identified by Pengrowth on developed lands and approximately 375,000 additional net acres of undeveloped land.
Following completion of the recent business combination with Esprit Energy Trust and the acquisition of the Carson Creek property from ExxonMobil Canada Energy, Pengrowth had unused credit capacity of over $500 million on a syndicated bank credit facility of $950 million. The material terms and conditions of Pengrowth’s bank credit facility remain unchanged.
The acquisition will be supported by a committed senior bank facility fully underwritten by the Royal Bank of Canada in the full amount of the purchase price with a term of 12 months commencing on the scheduled closing of the transaction on or about January 18, 2007.

The acquisition is effective as of November 1, 2006, and is subject to customary conditions and regulatory approvals. Pengrowth was advised in respect to the transaction by RBC Capital Markets and Scotia Waterous.
The transaction also provides Pengrowth with an opportunity to optimize the value of its core holdings through selective property sales. Pengrowth expects to pursue a comprehensive asset rationalization program on its entire portfolio of oil and natural gas properties through independent industry agents. In total, Pengrowth expects to divest of assets producing approximately 7,700 boe per day (before royalties) with proved plus probable reserves of 25 million boe (on a company interest before royalties basis using escalated prices). This includes properties Pengrowth currently has listed for sale through a third party sales agent. The terms of reference in respect to this disposition process have been established and several initial expressions of interest have been received representing approximately 4,300 boe per day of production (before royalties) and 17 million boe of proven plus probable reserves (on a company interest before royalties basis using escalated prices). The assets marked for divestiture are located in non-core areas or tend to have higher operating costs or a shorter reserve life and total proceeds from asset divestments are expected to be approximately $300 to $400 million.
The purchase of the CP Properties is the largest property acquisition made to date by a Canadian energy royalty trust. The agreement followed a competitive bidding process and close cooperation with management of ConocoPhillips. Pengrowth has an established history of completing transactions with major oil and gas companies based upon its long-term relationships, financial strength and experience in effective negotiations.
On October 31, 2006, the Minister of Finance (Canada) announced New Federal Government fiscal considerations, (the October 31 Proposals) which, if enacted, would modify the taxation of certain flow-through entities (SIFT’s), including royalty and income trusts such as Pengrowth Energy Trust. The October 31 Proposals would apply commencing on January 1, 2011, for all SIFT’s that were publicly traded on or before October 31, 2006, and otherwise commencing on January 1, 2007. The October 31 Proposals permit “normal growth” for SIFT’s throughout the transition period. However, “undue expansion” of a SIFT could cause the transition relief to be revisited and the October 31 Proposals to be effective at a date earlier than 2011. On November 10, 2006, Pengrowth received a “comfort letter” from the Department of Finance (Canada), subject to certain reasonable and customary qualifications, and based upon the advanced state of the ConocoPhillips acquisition at October 31, 2006, including the payment by Pengrowth of an “exclusivity fee”, that the ConocoPhillips acquisition would not be considered outside the scope of normal growth. The comfort letter is subject to the ability of Pengrowth to complete the sale of certain of the acquired properties. The comfort letter also states that the recommendations in the letter are not binding on the Minister of Finance (Canada) or Parliament. Pengrowth, in consultation with its counsel, is of the view that it is reasonable to rely upon the comfort letter in proceeding with the purchase of the CP Properties.
Acquisition Summary
Pengrowth will acquire the shares of wholly owned subsidiaries of Burlington Resources

Limited, a subsidiary of ConocoPhillips, holding legacy producing oil and natural gas fields in well established areas of western Canada. Following is a summary of the features of the CP properties:
•	operatorship of two high working interest Swan Hills oil units, Goose River Unit #1 and Deer Mountain Unit #1 which are located in our Judy Creek/Swan Hills focus area;

•	39 degree gravity light crude oil production at Red Earth;

•	sizable working interest in two Harmattan units;

•	shallow gas at Lethbridge, Alberta, and Freefight, Saskatchewan;

•	quality light crude oil and coal bed methane in Fenn Big Valley;

•	major participant in the Jenner and Bantry areas of southeast Alberta;

•	more than 375,000 net acres of undeveloped land; and

•	approximately 9,300 kilometres of proprietary 2D seismic and interests in over 50 3D seismic surveys.
The CP Properties acquisition is expected to increase Pengrowth’s overall current production by 27 percent (or 21,625 boe per day) to approximately 100,000 boe per day (before royalties) prior to future dispositions.
The CP Properties acquisition will also increase Pengrowth’s total proved plus probable reserves by approximately 22 percent or 65.8 million boe (on a company interest before royalties basis using escalated pricing). Pengrowth’s overall proved plus probable reserves will total approximately 360 million boe (on a company interest before royalties basis using escalated pricing).
Transaction Highlights
•	The transaction is consistent with the quality of Pengrowth’s asset base, which includes interests in many of Canada’s larger, high quality oil and natural gas pools;

•	The acquisition is expected to result in Pengrowth’s total production increasing to approximately 100,000 boe per day (before royalties) and reserves on a proved plus probable basis to 360 million boe prior to asset rationalization (on a company interest before royalties basis, using escalated pricing);

•	The acquisition provides favourable transaction metrics when compared to similar recent transactions, and is expected to be decidedly accretive for Pengrowth unitholders in terms of reserves, production and distributable cash flow on a per trust unit basis;

•	There remains significant potential for further development of the assets through an increased commitment of capital for active development including potential production from new horizons, infill drilling, continued optimization of existing waterflood programs and new enhanced oil recovery programs;

•	The transaction provides synergies in several of Pengrowth’s focus areas;

•	Proved producing reserves represent approximately 88 percent of total proved reserves and proved reserves are approximately 80 percent of proved plus probable reserves;

•	The reserve life index (RLI) on the CP Properties is 8.4 years on a proved plus probable basis. The impact of shorter reserve life assets is expected to be partially offset through the asset rationalization program. Following dispositions, Pengrowth’s RLI is expected to be approximately 10 years;

•	The transaction demonstrates the ability of Pengrowth to add significant value through acquisitions, and when viewed together with the recent Esprit Energy Trust business combination and the Carson Creek acquisition adds 43,920 boe per day of production and 152.8 million boe of proved plus probable reserves;

•	Pengrowth’s total undeveloped land will be in excess of one million net acres prior to asset rationalization;

•	Pengrowth’s equity capitalization following the transaction is expected to be approximately $5 billion;

•	The transaction represents the largest property acquisition made to date by a Canadian energy trust, and demonstrates an ability to negotiate, complete and finance larger transactions that are available in the marketplace.
Reserves
GLJ has evaluated the assets being acquired in the acquisition as at November 1, 2006 in compliance with National Instrument 51-101. The following table summarizes GLJ’s assessment of the before royalty Pengrowth interest reserves being acquired, using escalated pricing as at November 1, 2006.

	CP Properties		Pro Forma Pengrowth(1)
	Total	Total Proved	Total	Total Proved
	Proved	Plus Probable	Proved	Plus Probable

Oil and natural gas liquids (mmbbl)(2)	24.5	32.1	144.2	186.2
Natural gas (bcf) (2)	161.5	201.8	784.1	1,024.6

Total (mmboe) (2)	51.4	65.8	274.8	360.0

(1)	Pro forma reserves based on Pengrowth reserves at November 1, 2006. Based on reserves at December 31, 2005, mechanically adjusted for production and for the acquisitions of Esprit Energy Trust, Carson Creek and Conoco Phillips assets.

(2)	mmbbl — millions of barrels; bcf — billion cubic feet; mmboe — millions of barrels of oil equivalent.

(3)	Reserves are on a company interest before royalties basis using escalated prices and are prior to any asset rationalization.

Pengrowth uses commodity price hedges to limit the volatility in distributable cash and in turn provide stability to distributions. For 2007, Pengrowth has hedged 75,910 mmbtu (million British thermal units) of natural gas per day at an average price of CAD$8.46 per mmbtu and 12,000 bbl (barrels) of crude oil per day at an average price of CAD$76.67 per bbl, and the increased hedging activity was partially undertaken in anticipation of this transaction.
This transaction enhances Pengrowth’s asset base with the addition of high quality assets and extends the inventory of development opportunities available for the future. It also adds significant value on a per unit basis for unitholders.
“The acquisition of the CP Properties demonstrates Pengrowth’s ability to do accretive transactions, reflecting the strength of our balance sheet and our recognized reputation in the industry,” said Chairman, President and Chief Executive Officer, James. S. Kinnear. “This transaction when viewed together with the recent business combination of Esprit Energy Trust and the acquisition of the Carson Creek assets positions Pengrowth as an industry leader in enhancing value for its unitholders”.
Conference Call and Audio Webcast
The management of Pengrowth will host a conference call to discuss the acquisition on Wednesday, November 29, 2006, beginning at 2:30 pm Mountain Time (4:30 pm Eastern Time). To participate, please call (416) 644-3425 or toll–free at 1-800-732-6179. The call will also be webcast, to listen via the internet please go to the “Webcast and Multimedia” section of Pengrowth’s website at www.pengrowth.com. The call will also be recorded and available for review from Wednesday November 29, 2006 to Wednesday December 6, 2006 by calling (416) 640-1917 or toll-free at 1-877-289-8525 and entering the passcode 21211411#.
Pengrowth Energy Trust is one of the larger energy royalty trusts in North America. Trust units trade on the Toronto Stock Exchange (PGF.UN) and the New York Stock Exchange (PGH). Through the purchase of trust units, unitholders participate in the ownership of a large portfolio of crude oil and natural gas properties, receiving the net cash flow (after expenses and other withholdings), paid monthly, as the oil and gas reserves are produced. Pengrowth’s existing property portfolio is one of the strongest in the energy trust sector with a proved plus probable reserve life index of 10.6 years and a reserve base of 219.4 million boe at December 31, 2005. Pengrowth’s assets are characterized by low decline rates and high development potential from a broad portfolio of reserves.
PENGROWTH CORPORATION
James S. Kinnear, Chairman, President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051
Investor Relations, Toronto, Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191
Media and government calls can be directed to Shawn Howard, Director, Public & Government Affairs, Telephone: (403) 266-8355,
E-mail: shawn.howard@pengrowth.com
Advisory:
This news release shall not constitute an offer to sell or the solicitation of an offer to buy Pengrowth trust units, nor shall there be any sale of Pengrowth trust units in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
Caution Regarding Engineering Terms:
When used herein, the term “boe” means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
The U.S. Securities and Exchange Commission (“SEC”) permits United States oil and natural gas companies, in their filings therewith, to disclose only proved reserves net of royalties and interests of others that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years fromknown reservoirs under existing economic and operating conditions. Canadian securities laws permit oil and natural gas companies, in their filings with Canadian securities regulators, to disclose reserves prior to the deduction of royalties and interests of others, and to disclose probable reserves. Probable reserves are of a higher risk and are generally believed to be less likely to be recovered than proved reserves. Certain reserve information included in the documents incorporated by reference to describe our reserves, such as “probable” reserve information, is prohibited in filings with the SEC by U.S. oil and natural gas companies.
Caution Regarding Forward Looking Information:
This press release contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of the Ontario Securities Act and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect to: benefits of the Carson Creek acquisition and the strategic business combination with Esprit, synergies, business strategy and strengths, acquisition criteria, capital expenditures, reserves, reserve life indices, estimated production, remaining producing reserve lives, and development plans and programs. Statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; compliance with environmental laws and regulations; changes in tax laws; the failure to qualify as a mutual fund trust; and Pengrowth’s ability to access external sources of debt and equity capital. Further information regarding these factors may be found under the heading “Business Risks” in our management’s discussion and analysis for the year ended December 31, 2005 and under “Risk Factors” in our Annual Information Form dated March 29, 2006.
The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to up-date publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.